UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

COST PLUS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

221485105

(CUSIP Number)

Red Mountain Capital Partners LLC Attn: Willem Mesdag 10100 Santa Monica Boulevard, Suite 925 Los Angeles, California 90067 Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 2 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,199,111 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,199,111 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,111 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 3 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,542,150 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,542,150 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,542,150 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 4 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners III, L.P. 20-5329858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,656,961 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,656,961 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,961 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 5 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,199,111 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,199,111 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,111 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 6 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,199,111 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,199,111 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,111 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 7 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,220,611 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,220,611 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,220,611 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 8 OF 13 PAGES

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on December 6, 2006, Amendment No. 2 thereto, filed with the SEC on December 22, 2006, Amendment No. 3 thereto, filed with the SEC on January 8, 2007, Amendment No. 4 thereto, filed with the SEC on April 18, 2007, Amendment No. 5 thereto, filed with the SEC on August 27, 2007, Amendment No. 6 thereto, filed with the SEC on September 6, 2007, and Amendment No. 7 thereto, filed with the SEC on December 12, 2007 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Cost Plus, Inc., a California corporation (“Cost Plus”). RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 8) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to include the following information:

Mark Genender (and his principal occupation) is Partner of Red Mountain. Mr. Genender does not control any Reporting Person. Information regarding Mr. Genender is being included in this Schedule 13D only for purposes of complying with General Instruction C to Schedule 13D. Mr. Genender is a U.S. citizen.

The principal business address of Mr. Genender is, 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

During the last five years, Mr. Genender has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

On May 24, 2011, RMCP II purchased 100,000 shares of Common Stock on the open market at a weighted average price of $8.8422 per share.

On May 25, 2011, RMCP II purchased 29,700 shares of Common Stock on the open market at a weighted average price of $8.9957 per share.

On June 2, 2011, RMCP II purchased 89,300 shares of Common Stock on the open market at a weighted average price of $8.9429 per share.

On June 3, 2011, RMCP II purchased 36,250 shares of Common Stock on the open market at a weighted average price of $8.9175 per share.

On June 6, 2011, RMCP II purchased 184,400 shares of Common Stock on the open market at a weighted average price of $8.8843 per share.

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 9 OF 13 PAGES

The source of the funds used by RMCP II to purchase such shares was working capital of RMCP II.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

Mr. Genender has been nominated by Cost Plus to serve on its board of directors (the “Board”). Mr. Mesdag, who is currently a member of the Board, did not seek renomination, and his term on the Board will expire at Cost Plus’ next annual meeting.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)	RMCP II beneficially owns, in the aggregate, 1,542,150 shares of Common Stock, which represent approximately 7.0% of the outstanding Common Stock. (1) RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,542,150 shares of Common Stock.

RMCP III beneficially owns, in the aggregate, 1,656,961 shares of Common Stock, which represent approximately 7.5% of the outstanding Common Stock. RMCP III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,656,961 shares of Common Stock.

The shares of Common Stock beneficially owned by RMCP II and RMCP III, when aggregated together, total 3,199,111 shares, which represent approximately 14.4% of the outstanding Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II and RMCP III, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II and RMCP III.

Mr. Mesdag may be deemed to beneficially own, in the aggregate, 3,220,611 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 21,500 shares of Common Stock), which represent approximately 14.5% of the outstanding Common Stock. Mr. Mesdag may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 3,220,611 shares of Common Stock.

Each of RMCP LLC, RMCP II, RMCP III and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, RMCM disclaims

(1)

All calculations of percentage ownership in this Schedule 13D are based on (i) 22,187,924 shares of Common Stock outstanding as of May 27, 2011, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended April 30, 2011, which was filed by Cost Plus with the SEC on May 27, 2011, plus (ii) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 10 OF 13 PAGES

beneficial ownership of all shares of Common Stock reported in this Schedule 13D, and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock beneficially owned by RMCP II and RMCP III. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, each of Mr. Teets and Mr. Genender disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	The information set forth above in Item 3 is hereby incorporated by reference in response to this Item 5(c).

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 11 OF 13 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2011

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag

	By:	Willem Mesdag
	Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 12 OF 13 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 13 OF 13 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of September 18, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on September 18, 2006).

2	Confidentiality and Standstill Agreement, dated as of April 11, 2007, by and among Cost Plus and the Reporting Persons (incorporated by reference to Exhibit No. 2 to Amendment No. 4 to this Schedule 13D filed by the Reporting Persons with the SEC on April 18, 2007).

3	Amendment to Confidentiality Agreement, dated as of August 22, 2007, by and among Cost Plus and the Reporting Persons (incorporated by reference to Exhibit No. 3 to Amendment No. 5 to this Schedule 13D filed by the Reporting Persons with the SEC on August 27, 2007).

4	Second Amendment to Confidentiality Agreement, dated as of December 12, 2007, by and among Cost Plus and the Reporting Persons (incorporated by reference to Exhibit No. 4 to Amendment No. 7 to this Schedule 13D filed by the Reporting Persons with the SEC on December 12, 2007).